July 30, 2025

Joseph Vitale
President and Chief Executive Officer
Seneca Bancorp, Inc.
35 Oswego Street
Baldwinsville, NY 13027

       Re: Seneca Bancorp, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 25, 2025
           File No. 333-288044
Dear Joseph Vitale:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 9, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
General

1. We note your amended disclosure that Seneca Financial Corp's common stock is quoted on the OTCID Market. We also note your disclosure on the prospectus supplement cover page that Seneca Financial Corp's common stock is quoted on the
       OTC Pink Market. Please revise for consistency.
Financial Position and Results of Operations of Our Wealth Management Business Segment, page 72

2. We note that your assets under management ("AUM") increased from $82.1 million at
       December 31, 2023 to $233.6 million at December 31, 2024 and the increase was primarily due to your acquisition of a $133.9 million retirement plan book of business
 July 30, 2025
Page 2

       in October 2023. Please revise your disclosure to clarify the reason for the period-end amount of your AUM at December 31, 2023 being lower than the amount acquired in
       October 2023.
       Please contact Jee Yeon Ahn at 202-551-3673 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Eric Envall at 202-551-3234 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Benjamin M. Azoff, Esq.